[KOPPERS LETTERHEAD]

August 13, 2009

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Koppers Holdings Inc.
Registration Statement on Form S-3
Filed July 1, 2009
File No. 333-160399

Dear Mr. Ingram:

This letter is in response to your letter dated July 24, 2009 to Koppers Holdings Inc. (the “Company”). In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your letter included seven comments to which we have responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form S-3 in response to your comments (the “Amendment”)

General

1.	SEC COMMENT: We note that one or more of your subsidiaries may issue the debt securities and that guarantees of the debt securities may be provided by Koppers Holdings Inc. or certain subsidiaries of the registrant. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements.

COMPANY RESPONSE: The Amendment provides that Koppers Holdings and its direct wholly owned subsidiary Koppers Inc. may issue debt securities and that one or more of the specified direct and indirect subsidiaries of Koppers Inc. may guarantee the repayment of these debt securities. Before we request acceleration of the effective date of the registration statement, we will either file amendments to our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 or a Current Report on Form 8-K (or a combination of these filings) that contain the financial information required under Rule 3-10 of Regulation S-X with respect to Koppers Inc. and the other subsidiary guarantors. In addition, prior to our request for acceleration of the effective date of the registration statement, we will file an additional Pre-Effective Amendment No. 2 to the Registration Statement to incorporate these reports containing the financial information required under Rule 3.10 of Regulation S-X into the registration statement.

Registration Statement Cover Page

2.	SEC COMMENT: We note from footnote (1) to the fee table that you may sell the securities covered by the registration statement separately or as units. Please revise the registration statement to include any units that you may offer and sell pursuant to the registration statement. At a minimum, please revise the fee table and the prospectus cover page to include the units and add a description of the units to the prospectus.

COMPANY RESPONSE: We have revised the fee table and prospectus cover page and added a description of the units to the prospectus as requested. Please see the revised fee table, prospectus cover page and page 20 of the Amendment.

Prospectus Cover Page

3.	SEC COMMENT: Please revise the prospectus cover page to include the guarantees listed in the fee table and to clarify that, in addition to Koppers Holdings Inc., the co-registrants may issue debt securities and provide guarantees.

COMPANY RESPONSE: We have revised the prospectus cover page as requested.

Exhibit Index, page II-20

4.	SEC COMMENT: Please add to the exhibit index the deposit agreement for the depositary shares.

COMPANY RESPONSE: We have revised the exhibit index as requested. Please see page II-33 of the Amendment.

Exhibit 5.1 – Opinion of Reed Smith LLP

5.	SEC COMMENT: Please have counsel revise its opinion to include any units covered by the registration statement. In addition, please have counsel provide an opinion that the warrants covered by the registration statement will be binding obligations of the registrant. Finally, we note that the warrant agreements and certain rights covering the indentures are governed by New York law. We further note that counsel’s opinion is limited to federal law and Pennsylvania law. Please provide an opinion of counsel regarding the indentures and warrant agreements under New York law.

COMPANY RESPONSE: The opinion of Reed Smith LLP has been revised as requested. Please see Exhibit 5.1 of the Amendment.

Exhibit 4.12 – Indenture for Senior Debt Securities and Exhibit 4.13 – Indenture for Subordinated Debt Securities

6.	SEC COMMENT: For each indenture, please add a cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(b)(4)(iv)(B) of Regulation S-K.

COMPANY RESPONSE: We have added a cross-reference sheet for each indenture as requested. Please see page i of Exhibit 4.12 of the Amendment and page i of Exhibit 4.13 of the Amendment.

7.	SEC COMMENT: We note that the form indentures filed as exhibits to the registration statement do not appear to contain provisions for guarantees. Since the registration statement contemplates the possible issuance of guarantees, please tell us why the indentures lack guarantee provisions.

COMPANY RESPONSE: The form indentures have been revised to include provisions for guarantees. Please see page 12 of Exhibit 4.12 of the Amendment and page 12 of Exhibit 4.13 of the Amendment.

* * * *

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me at 412-227-2889 or to contact our outside legal counsel, Hannah Frank with Reed Smith, at 412-288-7278.

Sincerely,

/s/ Steven R. Lacy
Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel and Secretary
Koppers Holdings Inc.